For the fiscal year ended 10/31/97
File number : 811-4864

                          SUB-ITEM 77 D


               Policies with Respect to Securities
                           Investments

     A)         On February 19, 1997 the
     Trustees   approved  a  change   in
     investment  policy  permitting  the
     Fund  to hold up to 15% of its  net
     assets   in  repurchase  agreements
     which  have  a maturity  of  longer
     than  7  days or in other  illiquid
     securities.

     B)   On October 24, 1997 the
Trustees approved a change in investment policies of the
            Fund to expand the
definition of equity related securities
to include common stocks,
            preferred stocks, rights,
warrants and debt securities or
preferred stocks which are
            convertible or exchangeable
for common stocks or preferred stocks
and master limited
            partnerships, among others.


























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